FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January 2021

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation within China for the whole year of 2020 of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on January 16, 2021.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

ANNOUNCEMENT ON POWER GENERATION WITHIN
CHINA FOR THE WHOLE YEAR OF 2020

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc., (the “Company”), in the fourth quarter of 2020, the Company’s total power generation by power plants within China on consolidated basis amounted to 110.410 billion kWh, representing an increase of 7.38% over the same period of 2019. Total electricity sold by the Company amounted to 103.979 billion kWh, representing an increase of 3.78% over the same period of 2019. In 2020, the Company’s total power generation by the power plants within China on consolidated basis amounted to 404.016 billion kWh, representing a decrease of 0.24% over the same period of 2019. Total electricity sold by the Company amounted to 379.894 billion kWh, representing a decrease of 2.14% over the same period of 2019. In 2020, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB413.63 per MWh, representing a decrease of 0.81% over the same period of 2019. In 2020, the Company’s market based electricity sold amounted to 221.405 billion kwh, with a ratio of 58.33% comparing to the corresponding total electricity sold, representing an increase of 1.93 percentage points over the same period of 2019.

The decrease in the Company’s power generation was mainly attributable to the following factors:

1.
Affected by the epidemic in the first half of 2020, the demand for electricity nation-wide has dropped significantly, resulting in a sharp drop in the Company’s power generation in the first half of the year. Although the Company achieved a year-on-year growth in both the third and fourth quarters, the power generation for the whole year fell by 0.24% year-on-year.

2.
The new energy generating units such as wind power and photovoltaic power generation have been put into operation in a large scale this year. There is more water in summer, and clean energy on-grid has been further increased, which further squeezes the space for thermal power generation.

3.
The increase in the number of new thermal power units in the areas where the Company is situated has caused a decrease in the average utilization hours in those areas. With fewer new thermal power units by the Company and the total installed capacity in the regions increases, the Company’s capacity proportionate share decreases, resulting in a year-on-year decrease in thermal power generation.

The power generations (in billion kWh) of the Company, by regions, are listed below:

Region	Power Generation				Electricity sold
	October to December 2020	Change	January to December 2020	Change	October to December 2020	Change	January to December 2020	Change
Heilongjiang Province	3.702	1.68%	14.126	1.10%	3.534	0.85%	13.238	1.19%
Coal-fired	3.314	1.63%	12.853	1.57%	3.145	1.01%	11.988	1.70%
Wind-power	0.357	0.77%	1.138	-4.09%	0.357	-1.70%	1.117	-4.07%
PV	0.031	21.10%	0.135	2.95%	0.031	17.01%	0.133	2.53%
Jilin Province	2.700	11.25%	11.102	6.85%	2.482	8.58%	10.385	6.04%
Coal-fired	2.214	6.71%	9.513	5.24%	2.028	4.08%	8.881	4.55%
Wind-power	0.359	28.11%	1.141	11.93%	0.337	24.14%	1.084	9.50%
Hydro-power	0.019	——	0.076	80.49%	0.019	——	0.075	82.22%
PV	0.054	319.21%	0.145	137.25%	0.053	317.04%	0.143	137.18%
Biomass power	0.053	-9.59%	0.228	-0.45%	0.045	-15.46%	0.202	-2.28%
Liaoning Province	5.251	8.17%	18.771	-2.05%	4.875	7.98%	17.455	-2.17%
Coal-fired	5.115	8.57%	18.191	-2.19%	4.739	43.60%	16.882	-2.33%
Wind-power	0.096	-11.56%	0.376	-0.12%	0.096	-12.19%	0.373	-0.22%
Hydro-power	0.002	139.28%	0.042	44.53%	0.002	71.41%	0.041	46.96%
PV	0.038	15.57%	0.163	1.63%	0.037	14.95%	0.159	1.90%
Inner Mongolia	0.064	-6.55%	0.212	-3.74%	0.061	-8.91%	0.208	-4.39%
Wind-power	0.064	-6.55%	0.212	-3.74%	0.061	-8.91%	0.208	-4.39%
Hebei Province	3.468	14.64%	12.175	-5.70%	3.247	15.64%	11.363	-5.79%
Coal-fired	3.322	13.50%	11.661	-7.73%	3.104	13.71%	10.862	-8.05%
Wind-power	0.134	53.70%	0.457	107.90%	0.132	95.61%	0.446	127.39%
PV	0.012	0.64%	0.056	4.16%	0.012	5.38%	0.055	5.22%
Gansu Province	3.588	2.60%	13.151	15.04%	3.407	2.92%	12.496	15.27%
Coal-fired	3.105	4.31%	10.793	14.93%	2.941	4.52%	10.199	15.13%
Hydro-power	0.483	-7.17%	2.358	15.54%	0.467	-6.12%	2.297	15.92%
Ningxia	0.004	-10.10%	0.023	1.63%	0.004	-4.38%	0.023	1.20%
PV	0.004	-10.10%	0.023	1.63%	0.004	-4.38%	0.023	1.20%

Region	Power Generation				Electricity sold
	October to December 2020	Change	January to December 2020	Change	October to December 2020	Change	January to December 2020	Change
Beijing	2.459	6.76%	8.579	1.36%	2.352	8.99%	8.218	2.20%
Coal-fired	0.279	-65.17%	0.987	-32.19%	0.245	-65.45%	0.870	-32.57%
Combined Cycle	2.180	45.05%	7.591	8.33%	2.107	45.48%	7.347	8.85%
Tianjin	2.104	-2.03%	6.743	-2.85%	1.973	-2.37%	6.338	-2.84%
Coal-fired	1.534	-7.30%	5.101	-5.56%	1.428	-7.40%	4.741	-5.71%
Combined Cycle	0.557	13.45%	1.628	5.91%	0.542	13.33%	1.583	6.03%
PV	0.012	1130.42%	0.015	390.71%	0.003	409.30%	0.015	365.47%
Shanxi Province	3.343	-5.28%	10.911	-3.99%	3.099	-6.23%	10.133	-4.36%
Coal-fired	2.213	-12.31%	8.139	-10.51%	2.024	-12.95%	7.461	-11.04%
Combined Cycle	0.941	2.09%	2.176	2.74%	0.916	2.05%	2.118	2.72%
Wind-power	0.033	——	0.033	——	0.006	——	0.006	——
PV	0.155	86.50%	0.563	270.47%	0.154	85.78%	0.548	275.47%
Shandong Province	23.774	6.82%	81.839	-4.77%	22.262	0.32%	76.227	-8.45%
Coal-fired	23.458	6.82%	80.494	-5.02%	21.895	-0.05%	74.963	-8.70%
Wind-power	0.208	-2.75%	0.829	6.34%	0.265	30.43%	0.760	1.60%
PV	0.103	27.06%	0.512	24.25%	0.102	26.31%	0.504	23.48%
Biomass power	0.004	——	0.004	——	——	——	——	——
Henan Province	5.562	12.02%	21.244	-3.48%	5.209	11.12%	19.951	-3.78%
Coal-fired	5.095	6.14%	19.487	-7.64%	4.778	5.27%	18.287	-7.95%
Combined Cycle	0.034	54.03%	0.610	43.85%	0.033	56.91%	0.595	44.10%
Wind-power	0.429	210.74%	1.124	142.78%	0.394	219.48%	1.046	142.33%
PV	0.004	-11.70%	0.023	-7.04%	0.004	-9.80%	0.023	-5.63%
Jiangsu Province	9.734	4.53%	37.742	-4.41%	9.068	2.71%	35.609	-4.76%
Coal-fired	7.755	-2.56%	30.772	-7.28%	7.328	-2.43%	29.0.45	-7.08%
Combined Cycle	1.123	37.50%	4.187	-7.25%	0.914	13.97%	3.917	-11.49%
Wind-power	0.803	56.93%	2.604	56.49%	0.776	59.25%	2.478	55.87%
PV	0.052	115.98%	0.179	53.03%	0.051	68.66%	0.169	47.24%
Shanghai	4.894	14.04%	17.468	-0.78%	4.630	14.42%	16.488	-0.89%
Coal-fired	4.580	11.80%	15.976	2.52%	4.325	12.11%	15.036	2.53%
Combined Cycle	0.307	58.14%	1.477	-26.95%	0.299	58.27%	1.440	-26.99%
PV	0.006	——	0.015	——	0.006	——	0.012	——

Region	Power Generation				Electricity sold
	October to December 2020	Change	January to December 2020	Change	October to December 2020	Change	January to December 2020	Change
Chongqing	2.676	15.66%	9.355	-5.53%	2.498	15.98%	8.712	-5.60%
Coal-fired	2.326	9.62%	7.727	-6.82%	2.156	9.61%	7.125	-6.97%
Combined Cycle	0.305	134.25%	1.385	0.61%	0.297	134.89%	1.351	0.63%
Wind-power	0.046	-26.47%	0.243	4.15%	0.044	-26.12%	0.236	3.85%
Zhejiang Province	6.121	-10.84%	25.169	-2.24%	5.869	-11.03%	24.121	-2.37%
Coal-fired	5.901	-11.40%	24.385	-2.76%	5.654	-11.59%	23.353	-2.91%
Combined Cycle	0.210	8.50%	0.731	20.02%	0.206	8.20%	0.715	19.91%
PV	0.010	-13.51%	0.053	-10.90%	0.009	-16.35%	0.053	-10.77%
Hubei Province	4.383	-3.44%	15.380	-23.22%	4.136	-3.19%	14.446	-23.32%
Coal-fired	4.191	-3.52%	14.484	-24.77%	3.949	-3.25%	13.571	-24.93%
Wind-power	0.132	-21.08%	0.552	-4.40%	0.130	-21.15%	0.542	-4.33%
Hydro-power	0.055	131.14%	0.322	79.07%	0.054	136.99%	0.312	78.92%
PV	0.004	3.16%	0.022	-1.74%	0.004	-6.65%	0.021	-2.00%
Hunan Province	2.902	-6.08%	10.280	-9.47%	2.718	-6.26%	9.593	-9.81%
Coal-fired	2.729	-7.31%	9.328	-10.87%	2.548	-7.56%	8.664	-11.22%
Wind-power	0.126	10.12%	0.595	12.65%	0.124	10.19%	0.579	10.92%
Hydro-power	0.040	46.35%	0.313	-6.61%	0.039	48.37%	0.307	-6.68%
PV	0.008	38.39%	0.044	63.27%	0.008	50.40%	0.043	66.17%
Jiangxi Province	6.316	15.37%	21.585	4.00%	6.054	15.49%	20.666	4.08%
Coal-fired	6.047	13.72%	20.537	1.81%	5.793	13.78%	19.648	1.88%
Wind-power	0.190	20.36%	0.821	40.38%	0.187	23.75%	0.806	41.17%
PV	0.080	——	0.228	——	0.074	——	0.213	——
Anhui Province	1.911	39.51%	5.692	-3.88%	1.836	40.30%	5.423	-3.86%
Coal-fired	1.698	32.25%	5.130	-7.34%	1.627	32.96%	4.886	-7.05%
Wind-power	0.190	134.37%	0.451	49.67%	0.186	130.65%	0.425	42.32%
Hydro-power	0.023	482.24%	0.112	31.23%	0.023	433.24%	0.111	31.71%
Fujian Province	4.320	38.25%	17.246	56.10%	4.108	-14.69%	16.382	15.26%
Coal-fired	4.318	38.31%	17.235	56.17%	4.106	-14.69%	16.371	15.28%
PV	0.002	-23.17%	0.012	-3.20%	0.002	-19.40%	0.012	-1.12%

Region	Power Generation				Electricity sold
	October to December 2020	Change	January to December 2020	Change	October to December 2020	Change	January to December 2020	Change
Guangdong Province	6.514	18.57%	24.438	9.20%	6.253	18.92%	23.136	8.13%
Coal-fired	5.774	5.20%	22.625	1.19%	5.529	5.27%	21.642	1.25%
Combined Cycle	0.735	——	1.790	——	0.718	——	1.471	——
PV	0.006	-4.07%	0.023	5.68%	0.006	-4.29%	0.023	5.33%
Guangxi	0.235	101.24%	0.715	84.36%	0.221	98.21%	0.680	84.96%
Combined Cycle	0.124	53.52%	0.443	62.34%	0.120	53.74%	0.426	63.46%
Wind-power	0.111	217.43%	0.272	136.64%	0.101	201.77%	0.255	137.14%
Yunnan Province	2.238	52.76%	7.853	80.19%	2.075	54.31%	7.253	81.07%
Coal-fired	2.106	60.50%	7.251	95.60%	1.947	62.91%	6.668	97.69%
Wind-power	0.121	-14.17%	0.566	-5.89%	0.117	-14.26%	0.550	-5.84%
Hydro-power	0.011	-13.83%	0.036	-27.62%	0.010	-16.61%	0.035	-28.40%
Guizhou Province	0.060	22.17%	0.301	38.72%	0.058	22.88%	0.290	36.50%
Wind-power	0.041	-13.86%	0.221	2.46%	0.041	-13.85%	0.219	2.99%
PV	0.019	——	0.080	——	0.017	——	0.071	——
Hainan Province	2.088	-19.54%	11.915	-8.23%	1.949	-19.17%	11.062	-8.10%
Coal-fired	1.858	-24.09%	11.303	-9.55%	1.724	-23.96%	10.464	-9.48%
Combined Cycle	0.114	52.21%	0.329	89.12%	0.111	52.43%	0.320	89.07%
Wind-power	0.056	51.35%	0.113	15.03%	0.055	48.32%	0.110	15.12%
Hydro-power	0.043	287.64%	0.069	-37.43%	0.042	285.65%	0.068	-37.48%
PV	0.018	-26.89%	0.101	-3.47%	0.017	-27.23%	0.100	-3.53%
Total	110.410	7.38%	404.016	-0.24%	103.979	3.78%	379.894	-2.14%

For the fourth quarter of 2020, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 21.2% in Singapore, representing a decrease of 0.2 percentage point compared to the same period of 2019. The accumulated power generation in 2020 accounted for a market share of 21.4%, representing an increase of 0.7 percentage point compared to the same period of 2019.

The Company put into operation the following projects in the fourth quarter: (Unit: MW)

Type of power generation unit(s)	Controlled installed capacity	Equity-based installed capacity

Thermal power	980	548.8
Wind-power	1,305	1,148.756
PV	211.03	122.83
Biomass power	65	65

Total	2,561.03	1,885.386

In the fourth quarter of 2020, the Company completed the acquisition of the wind power assets of Shandong Huaneng Laizhou Wind Power Co., Ltd. (53.25 MW), thereby increasing the Company's controlled installed capacity by 53.25 MW and the equity-based installed capacity by 42.6 MW.

In the fourth quarter of 2020, the operating life of Unit 2 (352 MW) of Huaneng Nantong Power Plant, Unit 4 (138 MW) and Unit 5 (138 MW) of Haikou Power Plant and Unit 1 (600 MW) of Tuas Power Plant has come to an end, and the shutdown procedures have been implemented. The above mentioned units are no longer included in the statistics of Company’s installed capacity.

In addition, the installed capacity of certain power plants invested by the Company changed in the fourth quarter of 2020.

Based on the above, as at 31 December 2020, the Company had a controlled installed capacity of 113,357 MW and an equity-based installed capacity of 98,948 MW.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
16 January 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     January 18, 2021